Exhibit 99.1

Ore-More Resources Inc. Announces Name Change to Cougar Oil and Gas Canada Inc. and New Ticker Symbol

CALGARY, ALBERTA – (MARKETWIRE) – February 19, 2009 – Ore-More Resources Inc. ("Ore-More" or the “Company”) (OTCBB: OMORF) announces that it recently obtained 100% shareholder approval to change its corporate name to “Cougar Oil and Gas Canada Inc.” (“Cougar Canada” or the “Company”), in accordance with the Business Corporations Act (Alberta) (the “ABCA).  Subsequently on February 4, 2010, Ore-More filed a Certificate of Amendment to its Certificate of Incorporation with the Registrar of Corporations in Alberta, Canada.  The name change was transacted to reflect Cougar Canada’s investment in and long term commitment in the private company, Cougar Energy, Inc. (“Cougar Energy”).

As a result of the name change, the Company has filed with regulators both the name change and new OTC Bulletin Board (OTCBB) ticker symbol to reflect the Company’s new name.  The Company was advised that the corporate action will take effect at the open of business on February 22, 2010.  Therefore, the Company name of “Cougar Oil and Gas Canada Inc.” will trade on the OTCBB under the ticker symbol of “COUGF”.

The stockholders of Cougar Canada are not required to submit their stock certificates to be re-issued under the new name.  The current stock certificates will continue to be valid and represent the shares that are currently outstanding and held.  However, stockholders may submit their stock certificates to Cougar Canada’s transfer agent, Holladay Stock Transfer, for re-issuance, if they wish.

Mr. Lee Lischka, President and CEO for Cougar Canada stated, "We believe that the Company name change reflects the importance we place on our investment, our commitment to attracting investors who share our enthusiasm, and those who take a long-term view of the company's growth possibilities."

About Cougar Oil and Gas Canada Inc.:
Cougar Oil and Gas Canada Inc. (OTCBB:  COUGF) is based in Calgary, Alberta, Canada and a publicly traded mineral exploration company focused on broadening its scope of business to include the natural resource sector, being minerals and oil and gas.  The recent investment in Cougar Energy, Inc. provided the Company with the opportunity to build shareholder value through oil and gas opportunities.  Additional information is at http://www.cougarenergyoilandgascanadainc.com.

About Cougar Energy, Inc.:
Cougar Energy, Inc. is based in Calgary, Alberta Canada and a private company. The focus is on the exploration and development of Canadian based onshore oil and gas properties. The current projects are the Trout area projects located in north central Alberta and “Lucy” located in the Horn River Basin in northeast British Columbia.  Additional information on the Trout area and "Lucy" projects are at http://www.cougarenergyinc.com.

For further information:

Cougar Oil and Gas Canada Inc.
Investor Relations:
TC Capital
Phone: +1(403) 238-8813 (during market hours)
e-mail:  info@cougarenergyoilandgascanadainc.com
www.cougarenergyoilandgascanadainc.com

Forward-looking Statements:  This press release contains forward-looking statements. The words or phrases "would be," "will" "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," or similar expressions are intended to identify "forward-looking statements". The Company’s business is subject to various other risks and uncertainties, which may be described in its corporate filings (www.sec.gov).  Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date. The Company cautions readers not to place reliance on such statements.  Cougar Oil and Gas Canada Inc. undertakes no obligation to update or publicly revise forward looking statements or information unless so required by applicable securities laws.